EXHIBIT 12.4
SIERRA PACIFIC POWER COMPANY
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(Dollars in Millions)

	Years Ended December 31,
	2016	2015	2014	2013	2012

Earnings available for fixed charges:
Net income	$84	$83	$87	$55	$84
Add (deduct):
Income tax expense	49	47	47	33	40
Fixed charges	56	61	63	62	66
Capitalized interest (allowance for borrowed funds used during construction)	(4)	(2)	(2)	(2)	(2)
	101	106	108	93	104

Total earnings available for fixed charges	$185	$189	$195	$148	$188

Fixed charges -
Interest expense	56	61	63	62	66
Total fixed charges	$56	$61	$63	$62	$66

Ratio of earnings to fixed charges	3.3x	3.1x	3.1x	2.4x	2.8x